COLUMBIA FUNDS SERIES TRUST I

290 Congress Street

Boston, MA 02210

March 24, 2025

VIA EDGAR

Mr. Michael C. Pawluk

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Fund Series Trust I Multi-Manager Large Cap Growth Strategies Fund	Post-Effective Amendment No. 423 (the Filing) File Nos. 2-99356 and 811-04367

Dear Mr. Pawluk:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on February 13, 2025 for the Filing filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Multi-Manager Large Cap Growth Strategies Fund (the Fund). Comments and responses are outlined below.

Comment 1:	If not otherwise noted, comments given apply to all sections within the registration statement, as applicable.

Response:	Responses provided apply to all sections of the registration statement, as applicable.

Comment 2:

All blank information within the registration statement is to be filled in. For example, the Annual Fund Operating Expenses and Example tables once available. We may have additional comments on such portions when you complete them in a pre-effective amendment.

Response:

See Exhibit A to this letter for the completed Annual Fund Operating Expenses and Example tables for the Fund. A courtesy blacklined PDF of the Fund’s prospectus and Statement of Additional Information will be supplementally provided via email after the filing of this response letter.

PROSPECTUS COMMENTS:

Summary of the Fund - Principal Investment Strategies

Comment 3:

The disclosure identifies Columbia Management Investment Advisers, LLC (CMIA) as managing the liquidity strategy sleeve of the Fund. Add selected disclosure about the sleeves managed by each subadviser from the More Information About the Fund - Principal Investment Strategies section.

Also, disclose the percentages of Fund assets allocated to each subadviser, if applicable. This disclosure can be stated in broad ranges and include disclosure indicating that these ranges can be changed at the discretion of CMIA.

Response:	The following disclosure has been added to the Principal Investment Strategies section:

Each subadviser employs its own large cap growth strategy and investment process in its respective sleeve that Columbia Management believes complement one another in pursuit of the Fund’s investment objective.

It was observed that the Investment Manager does not set target allocations or ranges for the Fund’s subadvisers and, as such, the Fund’s Principal Investment Strategies have been revised accordingly.

Summary of the Fund - Principal Risks

Comment 4:	Consider adding Large-Cap Stock Risk to the list of main risks in the preamble to this section.

Response:	This disclosure has been added to the preamble.

Summary of the Fund – Fund Management

Comment 5:	The portfolio managers of the CMIA liquidity sleeve are not listed but should be.

Response:	Consistent with Item 5(b) (Instruction 1) of Form N-1A, we view providing information about portfolio managers of the CMIA liquidity sleeve is not required.

More Information About the Fund - Prior Performance of a Similar Fund

Comment 6:

Supplementally explain how this disclosure is consistent with Staff guidance on related performance. The Fund and Multi-Manager Growth Strategies Fund (MM Growth Strategies Fund) appear to be distinct enough not to meet that guidance. For example, the Fund is non-diversified and MM Growth Strategies Fund is a diversified fund. In addition, J.P. Morgan Investment Management Inc. (JPMorgan) has been serving as one of the subadvisers for MM Growth Strategies Fund for approximately 2.5 years yet the performance data disclosed includes returns for periods of 5 years and 10 years.

In addition, the returns shown in the Filing were as of December 31, 2023. Please update the data to be as of December 31, 2024.

Response:

While the Fund is non-diversified, the Fund is managed by the same adviser and subadvisers (and the same portfolio management teams) as MM Growth Strategies Fund following investment objectives, strategies, policies and processes that are otherwise identical to those of MM Growth Strategies Fund. With respect to diversification status, the Fund notes that, as a result of the substantial appreciation in the value of a small number of large cap issuers in recent years (but not new purchases of such issuers), the percentage of the net assets of MM Growth Strategies Fund represented by positions that individually represent more than 5% of the MM Growth Strategies Fund’s net assets was approximately 41% as of December 31, 2024. By way of context, the Fund also notes that the percentage of the Fund’s benchmark, the Russell 1000 Growth Index (Index), represented by positions that individually represent more than 5% of the Index was also approximately 41% as of December 31, 2024. Based on feedback received from portfolio managers of the Fund and MM Growth Strategies Fund, we anticipate the Fund would have also held approximately 41% in securities of issuers that individually represent more than 5% of the Fund’s net assets with weights above 5% as of December 31, 2024, which is in line with the Index and MM Growth Strategies Fund. While the non-diversified status of the Fund provides additional flexibility for the subadvisers to manage their position sizes in the largest stocks in the Index, it is the intent of the Adviser and subadvisers for the Fund to continue to be managed in a manner substantially similar to the manner in which MM Growth Strategies Fund has been managed. The Fund does not currently expect that the percentage of the assets of the Fund represented by positions that individually represent more than 5% of the Fund’s net assets will substantially exceed that of the Fund’s Index or the MM Growth Strategies Fund.

It is the Fund’s view that the shorter tenure of JPMorgan as a subadviser to the MM Growth Strategies Fund, does not change this assessment. The MM Growth Strategies Fund is structured as a multi-manager fund and, historically, certain subadvisers have transitioned management responsibilities for discrete fund sleeves to new subadvisers. However, the MM Growth Strategies Fund has always been managed according to its current investment objectives, strategies and policies, regardless of the composition of subadvisers.

For these reasons, the Trust intends to retain in the Prospectus the performance information in question. The Trust has reviewed the Staff’s guidance in the applicable Nicholas-Applegate no-action letter (pub. Avail. Aug. 6, 1996) and believes the existing disclosure is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information.

The returns disclosed in the table within this section of the prospectus have been updated as of December 31, 2024.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal Officer and Secretary
Columbia Funds Series Trust I

Exhibit A

Multi-Manager Large Cap Growth Strategies Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

Shareholder Fees (fees paid directly from your investment)

Class Inst
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class Inst
Management fees	0.65%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(a)	0.10%
Total annual Fund operating expenses	0.75%
Less: Fee waivers and/or expense reimbursements(b)	(0.03%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.72%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.

(b)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through July 31, 2026, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.72% for Class Inst. Any difference in the annual rate relative to the annual rate noted in the last row of the above table (e.g., net expense ratios) are due to applicable exclusions under the agreement.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the 3 year example. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs (based on estimated Fund expenses) would be:

	1 year	3 years
Class Inst (whether or not shares are redeemed)	$74	$237